Suite 3120 - 666 Burrard Street Vancouver, British Columbia Canada V6C 2X8 Tel: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932 Email: info@aurizon.com Web Site: www.aurizon.co

Shares Listed: Toronto Stock Exchange - Ticker Symbol – ARZ
NYSE Amex – Ticker Symbol – AZK
U.S. Registration:  (File 001-31893)
News Release Issue No.  4  - 2011

February 15, 2011
FOR IMMEDIATE RELEASE

AURIZON AND AZIMUT RE-EVALUATE TUNGSTEN VALUES ON THE COPPER-GOLD AUGOSSAN ZONE AT REX SOUTH, NUNAVIK QUEBEC

Aurizon Mines Ltd. (“Aurizon”) is pleased to announce that high tungsten grades of up to 4.62% have been received from check analysis performed on 37 tungsten-bearing grab samples collected during the 2010 field program on the Rex South property, Nunavik, Quebec.  An average grade increase of 130% for tungsten was obtained due to the use of the more accurate X-Ray fluorescence method of analysis. (see below for more details).

Thirty-two (32) of the thirty-seven (37) tungsten-bearing samples were collected along the 6 kilometre long by 50 to 300 metre wide Augossan Zone (including the Fluo and Pointe-au-Gossan 1 & 2 areas) (see attached map), which is open in all directions, and where significant results for copper (up to 2.56% Cu), gold (up to 23.3 g/t Au) and silver (up to 90.0 g/t Ag) have been obtained (see press release of November 8, 2010).  The Augossan Zone appears as a very attractive exploration target for a large deposit in terms of metal content.  The polymetallic and disseminated nature of the mineralization, as well as dense veining, and its association with a fluor-rich intrusion show similarities with porphyry type mineralized systems.

The check analyses were carried out by X-ray fluorescence on 37 grab samples with tungsten (“W”) grades higher than 0.05% W and resulted in an average grade increase of 130% compared to grades previously obtained for the same samples using an ICP method. The new results are as follows:

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All 37 samples returned tungsten grades higher than 0.05% W, including 27 with values above 0.1% W.

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The highest tungsten values are 4.62% W, 3.08% W, 2.02% W, 1.67% W and 1.01% W.

The differences between the two analytical methods are attributed to the incomplete dissolution of tungsten-bearing minerals during multi-acid extraction prior to ICP analysis. The X-ray fluorescence method is considered to be significantly more accurate for tungsten analysis.

Property Summary and Outlook

Aurizon may earn up to a 65% interest from Azimut Exploration Inc. (“Azimut”) in the Rex South Property comprising 1,822 claims covering 794 square kilometres.  The initial 2010 work program led to the discovery of 20 significant mineralized prospects on the property.  Azimut was the operator of the program.  Aurizon recently announced its plans to accelerate the 2011 work program with a $4.1 million budget (see press release of January 12, 2011).  The detailed planning of the next exploration program is underway.  Emphasis will be placed on initiating widely spaced systematic drilling fences on the Augossan target.

Aurizon Mines Ltd.

News Release – February15, 2011
Aurizon And Azimut Re-evaluate Tungston Values on the Copper-Gold Augossan Zone at Rex South, Nunavik, Quebec

Quality Control

Rock samples were assayed by ALS Chemex in Val-d’Or, Quebec, using fire assay for gold, ICP method for all other elements and X-ray fluorescence method for tungsten.  All rock samples were assayed by ALS Chemex in Val d’Or, Quebec.  A petrographic study is in progress to characterize the mineralized facies.

This press release was prepared under the supervision of Martin Demers, P. Geo, Manager, Exploration, a Qualified Person as defined by National Instrument 43-101, who has also verified the data disclosed, including sampling, analytical and test data.

About Aurizon

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE Amex under the symbol "AZK".  Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

For further information, contact

AURIZON MINES LTD.
David Hall, President and C.E.O. Telephone: (604) 687-6600 Toll Free: 1-888-411-GOLD Fax: (604) 687-3932	Martin Bergeron, Vice President, Operations Telephone: (819) 874-4511 Fax: (819) 874-3391
Web Site: www.aurizon.com Email: info@aurizon.com
or

Renmark Financial Communications Inc.
1050 – 3400 De Maisonneuve Blvd. West

Montreal, QC   H3Z 3B8

Barry Mire: bmire@renmarkfinancial.com
Maurice Dagenais: mdagenais@renmarkfinancial.com
Media: Lynn Butler: lbutler@renmarkfinancial.com

Tel: (514) 939-3989  Fax: (514) 939-3717

FORWARD LOOKING STATEMENTS AND INFORMATION

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). The forward-looking information contained in this news release is made as of the date of this news release. Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information. Forward-looking information includes, but is not limited to, statements with respect to and the effects thereof, the timing and amount of estimated exploration expenditures, plans and budgets for and expected timing and results of future exploration work on the Rex South property. Forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable.  However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, the risk that actual results of exploration activities will be different than anticipated, that required supplies, equipment or personnel will not be available or will not be available on a timely basis or that the cost of labour, equipment or supplies will increase more than expected, that the future price of metals will decline, that the Canadian dollar will strengthen against the U.S. dollar, that actual costs or actual results of reclamation activities are greater than expected; that changes in project parameters as plans continue to be refined may result in increased costs, of accidents, labour disputes and other risks generally associated with exploration, unanticipated delays in obtaining governmental approvals or financing or in the completion of exploration activities, as well as those factors and other risks more fully described in Aurizon's Annual Information Form filed with the securities commission of all of the provinces and territories of Canada and in Aurizon's Annual Report on Form 40-F filed with the United States Securities and Exchange Commission, which are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.